Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

September 25, 2020

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's announces the launch of Dexmedetomidine Hydrochloride in 0.9% Sodium Chloride Injection in the U.S. Market.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	APARNA TEKURI aparnatekuri@drreddys.com (Ph: +91-40- 49002446)

Dr. Reddy's announces the launch of Dexmedetomidine
Hydrochloride in 0.9% Sodium Chloride Injection in the U.S. Market

Hyderabad, India, September 25, 2020	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. September 25, 2020 - Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the launch of Dexmedetomidine Hydrochloride in 0.9% Sodium Chloride Injection, a therapeutic equivalent generic version of Precedex® (dexmedetomidine hydrochloride) in 0.9% Sodium Chloride Injection, approved by the U.S. Food and Drug Administration (USFDA).

“We are pleased to bring this important generic product to market, making it affordable—and readily available—for patients,” says Marc Kikuchi, Chief Executive Officer, North America Generics, Dr. Reddy’s Laboratories. “Our ability to adequately supply Dexmedetomidine is important for patients as it is on the FDA’s Drug Shortage list.”

The Precedex® in 0.9% Sodium Chloride Injection brand and generic market had U.S. sales of approximately $210 million MAT for the most recent twelve months ending in June 2020 according to IQVIA Health*.

Dr. Reddy’s Dexmedetomidine Hydrochloride in 0.9% Sodium Chloride Injection is available in 200 mcg/50 mL (4 mcg/mL) and 400 mcg/100 mL (4 mcg/mL) in 50 mL and 100 mL clear glass vials, respectively. The strength is based on the dexmedetomidine base. Containers are intended for single-dose only.

Please see full prescribing information.

https://www.drreddys.com/pi/dexmedetomidine-hydrochloride.pdf

Precedex® is a trademark owned or licensed by of Hospira, Inc.

*IQVIA Retail and Non-Retail MAT June 2020

RDY-0820-307

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2020. The company assumes no obligation to update any information contained herein.”